EXHIBIT 12.2

DUKE REALTY CORPORATION
EARNINGS TO DEBT SERVICE CALCULATIONS
(in thousands, except ratios)

December 31, 2006
Net income from continuing operations, less preferred dividends	$97,166
Minority interest in earnings of common unitholders	9,760
Interest expense (excludes amortization of deferred financing fees)	171,092
Earnings before debt service	$278,018

Interest expense (excludes amortization of deferred financing fees)	$171,092
Recurring principal amortization	9,734
Total debt service	$180,826

Ratio of earnings to debt service	1.54